       ================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                     QUALICON RETIREMENT AND SAVINGS PLAN
                           (FULL TITLE OF THE PLAN)

                     E. I. DU PONT DE NEMOURS AND COMPANY
                              1007 MARKET STREET
                          WILMINGTON, DELAWARE 19898
          (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)
       ================================================================

                                   SIGNATURES

          Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the Qualicon Retirement and Savings Plan has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                                      QUALICON RETIREMENT
                                      AND SAVINGS PLAN


Dated: July 13, 1999                  By:  /s/ Udo Henseler
                                           ----------------
                                      Udo Henseler
                                      Vice President Finance and Chief
                                      Financial Officer and Member of the
                                      Administrative Committee formed under
                                      the Qualicon Retirement and Savings Plan

                                     INDEX
                                     -----


                                                               Page(s)
                                                              ----------

Report of Independent Accountants                                   4

Financial Statements

 Statement of Net Assets Available for Benefits                     5

 Statement of Changes in Net Assets Available for Benefits          6

 Notes to Financial Statements                                    7 - 16

Supplemental Schedules*

 Schedule of Assets Held for Investment Purposes                    17

 Schedule of Reportable Transactions                             18 - 19

                                    EXHIBITS
                                    --------
Exhibit
Number    Description
------    -----------
 24       Consent of Independent Accountants

* The Supplemental Schedules included are presented for purposes of additional analysis and are not a required part of the basic financial statements but are required by the Employee Retirement Income Security Act of 1974 ("ERISA"). Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Administrator and Participants
of the Qualicon Retirement and Savings Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Qualicon Retirement and Savings Plan (the "Plan") at December 31, 1998, and the changes in net assets available for benefits for the period from June 1, 1998 (Plan Inception) to December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Thirty South Seventeenth Street
Philadelphia, Pennsylvania 19103
July 2, 1999

                     Qualicon Retirement and Savings Plan
                Statement of Net Assets Available for Benefits
                               December 31, 1998


                                                                                            December 31, 1998
                                                                                            -----------------
Investments, at fair value:
    Registered investment companies:
      Fidelity Low Priced Stock Fund                                                           $  7,295
      Franklin Small Cap Growth Fund Class I                                                      6,868
      Janus Enterprise Fund                                                                       1,205
      Janus Mercury Fund                                                                          2,210
      Hotchkis & Wiley International Fund                                                         2,912
      Templeton Growth Fund                                                                       1,940
      AIM Value Fund                                                                             10,595 *
      Fidelity Growth & Income Fund Class A                                                      23,938 *
      Merrill Lynch Growth Fund Class A                                                           5,784
      AIM Equity Constellation Fund                                                               8,552
      Franklin Balance Sheet Fund                                                                 7,849
      Templeton Foreign Fund                                                                      1,664
      Fidelity Magellan Fund                                                                     12,693 *
      Fidelity Fund                                                                               3,860
      Fidelity Equity Income Fund                                                                 2,405
      Franklin Custody Fund                                                                         821
      MFS Research Fund                                                                             864
      Merrill Lynch Capital Fund Class A                                                            465
      Merrill Lynch Basic Value Fund Class A                                                      5,128
                                                                                           ------------
                                                                                                107,048
                                                                                           ------------
    Common/Collective Trusts:
      Merrill Lynch International Stock Index                                                       487
      Merrill Lynch Small Company Stock Index                                                       387
      Merrill Lynch Equity Index Tier 6                                                           9,084
      Barclays 3-Way Asset Allocation Fund                                                        1,168
                                                                                           ------------
                                                                                                 11,126
                                                                                           ------------
    Asset Allocation Portfolios:
      Aggressive Asset Allocation Portfolio                                                       4,945
      Conservative Asset Allocation Portfolio                                                       405
                                                                                           ------------
                                                                                                  5,350
                                                                                           ------------
    E. I. du Pont de Nemours and Company Common Stock                                            36,784 *
    DuPont Stable Value Fund                                                                     17,663 *
    Participant Loans                                                                            14,347
                                                                                           ------------
      Total Investments                                                                         192,318
                                                                                           ------------

Receivables:
    Employer's Contributions                                                                      5,727
    Employees' Contributions                                                                     20,184
    Investment Income                                                                                32
                                                                                           ------------
      Total Receivables                                                                          25,943
                                                                                           ------------
Net assets available for benefits                                                              $218,261
                                                                                           ------------

*Represents 5% or more of net assets available for benefits.

     The accompanying notes are an integral part of these financial statements.

                     Qualicon Retirement and Savings Plan
         Statement of Changes in Net Assets Available for Benefits For
      the Period from June 1, 1998 (Plan Inception) to December 31, 1998

                                                                                           Period Ended
                                                                                            December 31,
                                                                                                1998
                                                                                                ----
Additions:
    Investment income:
      Interest and dividend income                                                              $  4,006
      Net appreciation in fair value of investments                                                4,382
                                                                                          ---------------
                                                                                                   8,388
    Contributions:
      Employer                                                                                    38,256
      Employee                                                                                   171,627
                                                                                          ---------------
                                                                                                 209,883
                                                                                          ---------------
        Total additions                                                                          218,271
                                                                                          ---------------
Deductions:
    Participant loan origination fees                                                                 10
    Net increase                                                                          ---------------
                                                                                                 218,261
                                                                                          ---------------
Net Assets Available For Benefits:
      Beginning of year                                                                                -
                                                                                          ---------------
      End of year                                                                              $ 218,261
                                                                                          ---------------

  The accompanying notes are an integral part of these financial statements.

                     Qualicon Retirement and Savings Plan
                         Notes to Financial Statements
                              December 31, 1998


1. Description of the Plan

   The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

   General

   The Plan is a defined contribution plan covering substantially all employees of Qualicon, Inc. (the "Company"), a wholly-owned subsidiary of E.I. du Pont de Nemours and Company ("DuPont"). The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and is supervised, administered, and interpreted by an administrative committee (the "Committee"). The Committee is comprised of the Vice President - Finance and Chief Financial Officer, the Vice President - Operations and Chief Technology Officer and such other individuals as the above-mentioned officers shall appoint, who may be, but need not be, employees of the Company. The designated trustee of the Plan is Merrill Lynch Trust Company of America ("Merrill Lynch").

   Contributions

   Participants authorize payroll deductions which are contributed to the Plan and credited to their individual accounts. The sum of the participant contributions both pre-tax and post-tax are limited to a maximum of 16% of a participant's earnings, as defined, in multiples of 1% and are credited to the Plan on a monthly basis in accordance with the payroll cycle of the Company. In accordance with the Internal Revenue Code (the "Code"), the maximum amount of a participant's pre-tax contribution for calendar year 1998 was further limited to $10,000. Participants may also contribute amounts representing rollovers from other eligible retirement plans.

   The Company makes matching contributions on a monthly basis in the amount of 50% of all participant contributions up to 6% of the participant's earnings, as defined. Company contributions are invested in accordance with the participant's investment elections. The Company, at its discretion, may also make an additional discretionary contribution. The Company did not make any discretionary contributions during the period ended December 31, 1998.

   Participant Accounts

   Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                     Qualicon Retirement and Savings Plan
                         Notes to Financial Statements
                               December 31, 1998


   Eligibility and Vesting

   Employees are eligible to participate in the plan on the first day of the month coincident with or next following commencement of employment with the Company. Employees who join the Company from DuPont are immediately eligible to participate in the Plan. Participants are always 100% vested in their contributions and the employer's matching contribution plus actual earnings thereon.

   Investment Options

   Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments to any of the investment options of the Plan. At December 31, 1998, participant contributions were directed to the investment options described below.

   Registered Investment Companies:
   --------------------------------

     Fidelity Low Priced Stock Fund: Seeks capital appreciation by investing in a diversified portfolio of low-priced equity securities.

     Franklin Small Cap Growth Fund Class I: Invests primarily in stocks of small capitalization growth companies (market capitalizations of less than $1 billion) that the fund's managers believe to be positioned for rapid growth in revenues or earnings and assets.

     Janus Enterprise Fund: Consists of a nondiversified stock fund which seeks long-term growth of capital by investing in stocks of small and medium sized companies in any country.

     Janus Mercury Fund: Seeks long-term growth of capital by investing its assets in common stocks of issuers of all sizes, including larger, well-established companies and smaller, emerging growth companies.

     Hotchkis & Wiley International Fund: Seeks current income, long-term growth of income and growth of capital through investment in companies domiciled outside the United States.

     Templeton Growth Fund: Invests primarily in stocks and bonds of companies and governments of any nation.

     AIM Value Fund: Seeks to achieve long-term growth of capital.

                     Qualicon Retirement and Savings Plan
                        Notes to Financial Statements
                              December 31, 1998


     Fidelity Growth & Income Fund Class A: Consists of funds that combine a growth and earnings orientation and an income requirement for level and/or rising dividends.

     Merrill Lynch Growth Fund Class A: Seeks growth of capital and income by investing in undervalued securities of larger-capitalization companies.

     AIM Equity Constellation Fund: The fund aggressively seeks to increase shareholders' capital by investing principally in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

     Franklin Balance Sheet Fund: Invests primarily in equity and debt securities, including foreign and high yield, lower-rated securities to seek high total return.

     Templeton Foreign Fund: Seeks long-term capital growth by investing primarily in stocks and debt obligations of foreign issuers.

     Fidelity Magellan Fund: Seeks capital appreciation through investments in securities of both foreign and domestic issuers that offer potential for growth.

     Fidelity Fund: Seeks long term growth of capital and income and a reasonable current return primarily through investment in common stock and securities convertible into common stock.

     Fidelity Equity Income Fund: Invests in common and convertible preferred stock both for current dividend yields and their potential for future earnings and capital growth.

     Franklin Custody Fund: Invests primarily in common stocks of established companies with demonstrated growth characteristics.

     MFS Research Fund: Seeks long-term growth of capital and future income.

     Merrill Lynch Capital Fund Class A: Seeks the highest total investment return consistent with prudent risk.

     Merrill Lynch Basic Value Fund Class A: Seeks capital appreciation and income by investing in undervalued securities, primarily equities.

                     Qualicon Retirement and Savings Plan
                        Notes to Financial Statements
                               December 31, 1998


 Common/Collective Trust:
 ------------------------

     Merrill Lynch International Stock Index: Seeks to track the holdings and total return of the Morgan Stanley Capital International EAFE (Europe, Australia and Far East) Index.

     Merrill Lynch Small Company Stock Index: Seeks to track the holdings and total return of the Russell 2000 Index.

     Merrill Lynch Equity Index Tier 6: Seeks to track the holdings and total return of the Standard and Poor's 500 Composite Stock Price Index (S&P 500 Index). The Merrill Lynch Equity Index Tier 6 Trust is referred to as the Large Company Stock Index in participant communications.

     Barclays 3-Way Asset Allocation Fund: Seeks long-term return while controlling risk.

 Asset Allocation Portfolios:
 ----------------------------

     Two Asset Allocation Portfolios are offered as investment options for balancing risk and return.

     Conservative Asset Allocation Portfolio: Seeks lower risk with lower potential return.

     Aggressive Asset Allocation Portfolio: Seeks higher return with higher potential risk.

     The Conservative and Aggressive Asset Allocation Portfolios are composed of other investment options which are available in the Plan. Both asset allocation portfolios have as their components the DuPont Stable Value Fund, Merrill Lynch Small Company Stock Index Trust and the Merrill Lynch Equity Index Tier 6 Trust. The Aggressive portfolio also includes the Merrill Lynch International Stock Index. The percentage of investment in the DuPont Stable Value Fund or the other Merrill Lynch investment options within each portfolio varies depending on the portfolio's investment objective.

 Common Stock:
 -------------

     E.I. du Pont de Nemours and Company Common Stock: Invests in DuPont common stock to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends.

                     Qualicon Retirement and Savings Plan
                        Notes to Financial Statements
                               December 31, 1998


 Fixed Income Fund:
 ------------------

     DuPont Stable Value Fund: Consists of guaranteed investment contracts
     (GIC), separate account portfolio (SAP) and synthetic guaranteed investment contracts (SYN) in a pooled investment account with retirement plans of companies affiliated with DuPont. The crediting interest rates ranged from 5.41% to 9.71% for the year ended September 30, 1998. The fund's blended rate of return for the period was 7.2% in 1998. The GICs are valued at contract value, which approximates fair value. The GICs are fully benefit responsive.

     The crediting rate for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

 Participant Loans

 Participants may borrow from their fund accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/(from) the investment fund from/(to) the Participant Loan Fund. Loan terms shall not exceed 5 years, unless the loan is for a primary residence, then it shall not exceed 10 years. The loans are secured by the balance in the participant's account and bear interest at the average rate for secured personal loans then in effect at 5 banks selected by the Committee on the last working day of the month preceding the date on which the loan application was made. Principal and interest are paid ratably through payroll deductions. A $10 loan origination fee is charged to participants. These fees are presented as participant loan origination fees on the statement of changes in net assets.

 Payment of Benefits

 A participant may make three withdrawals in a calendar year, withdrawing all or a portion of his or her account balance, except the portion attributable to pre-tax contributions or allocated to the participant's loan account. If a participant is under age 59 1/2, a withdrawal may be made from the participant's pre-tax contributions and earnings account without penalty only if a financial hardship is demonstrated. Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings or Company contributions held for less than two years.

 If a participant's employment terminates due to the participant's death, total and permanent disability or retirement, the participant or the participant's beneficiary is entitled to receive the

                     Qualicon Retirement and Savings Plan
                        Notes to Financial Statements
                               December 31, 1998


    balance of all the participant's accounts as determined as of the valuation date coinciding with or immediately following the participant's termination of employment.

    Expenses of the Plan

    Reasonable expenses of administering the Plan, at the election of the Retirement Savings Plan Committee, may be paid by the Plan. For the period ended December 31, 1998, the Company paid all administrative expenses of the Plan. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds, as the case may be.

2.  Significant Accounting Policies

    Basis of accounting

    The financial statements have been prepared on the accrual basis of accounting.

    Investment valuation and income recognition

    The investments of the Plan are carried at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of common and collective trust funds are valued at net unit value as determined by the trustee at year end. Shares of the asset allocation portfolios are valued at net unit value as determined by the trustee at year end. The DuPont Stock is valued at quoted market prices at year end. Units of the DuPont Stable Value Fund are valued at net asset value as determined by the trustee at year end. Participant loans are valued at cost which approximates fair value.

    Purchases and sales of investments are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is accrued when earned.

    Payment of benefits

    Benefits are recorded when paid.

    Use of estimates

    The preparation of financial statements in accordance with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

                     Qualicon Retirement and Savings Plan
                        Notes to Financial Statements
                               December 31, 1998


3.  Tax Status

    The Plan Administrator will apply to the Internal Revenue Service for a determination as to the tax qualified status of the Plan in 1999. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no federal or local income taxes have been provided in the accompanying financial statements.

4.  Related Party Transactions

    Certain Plan investments are shares of mutual funds and units of collective trust funds managed by Merrill Lynch, and therefore, transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

5.  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Qualicon
Retirement and Savings Plan
Notes to Financial Statements
December 31, 1998
--------------------------------------------------------------------------------

6.  Changes In Net Assets Available for Benefits by Investment Fund

    The allocation of changes in net assets available for benefits for the period from June 1, 1998 (Plan Inception) to December 31, 1998 is as follows:

                                                                        Fund Information
                                        -------------------------------------------------------------------------------------------
                                          Fidelity        Franklin                                 Hotchkis &
                                         Low Priced       Small Cap      Janus         Janus         Wiley          Templeton
                                           Stock           Growth      Enterprise     Mercury     International       Growth
                                           Fund             Fund          Fund          Fund          Fund             Fund
Additions:
Investment Income:
    Interest and dividend income        $      319        $     160      $     127      $     170      $      60       $      169
    Net appreciation(depreciation)
      in fair value of investments             151              538            123            309             39             (136)
                                        ----------        ---------      ---------      ---------      ---------       -----------
                                               470              698            250            479             99               33
                                        ----------        ---------      ---------      ---------      ---------       -----------
Contributions:
    Employer                                   807              674            155            232            128              384
    Employee                                 6,946            8,864            959          1,719          2,665            1,841
    Participant loan repayments                  -              122              -              -              -                -
                                        ----------        ---------      ---------      ---------      ---------       -----------
                                             7,753            9,660          1,114          1,951          2,793            2,225
                                        ----------        ---------      ---------      ---------      ---------       -----------
       Total additions                       8,223           10,358          1,364          2,430          2,892            2,258
                                        ----------        ---------      ---------      ---------      ---------       -----------
Deductions:
    Participant loan withdrawals                 -            3,012              -              -              -                -
    Participant loan origination fees            -                2              -              -              -                -
                                        ----------        ---------      ---------      ---------      ---------       -----------
       Total deductions                          -            3,014              -              -              -                -
                                        ----------        ---------      ---------      ---------      ---------       -----------
Net increase (decrease) prior
    to interfund transfers                   8,223            7,344          1,364          2,430          2,892            2,258
Interfund transfers                              -                -              -              -            482                -
                                        ----------        ---------      ---------      ---------      ---------       -----------
Net increase (decrease)                      8,223            7,344          1,364          2,430          3,374            2,258
                                        ----------        ---------      ---------      ---------      ---------       -----------
Net assets available for benefits:
    Beginning of period                          -                -              -              -              -                -
                                        ----------        ---------      ---------      ---------      ---------       -----------
    End of period                       $    8,223        $   7,344      $   1,364      $   2,430       $  3,374        $   2,258
                                        ==========        =========      =========      =========      =========       ===========
                                        --------------------------------------------------------------------
                                                            Fidelity     Merrill Lynch
                                          AIM               Growth &        Growth       AIM Equity
                                         Value            Income Fund        Fund       Constellation
                                         Fund               Class A         Class A         Fund
Additions:
Investment Income:
    Interest and dividend income        $     674           $     609      $    57        $     274
    Net appreciation(depreciation)
      in fair value of investments            831               2,167         (184)             931
                                        ---------           ---------      --------       ---------
                                            1,505               2,776         (127)           1,205
                                        ---------           ---------      --------       ---------
Contributions:
    Employer                                1,067               4,905         1,456             685
    Employee                               11,695              20,442         5,441          11,083
    Participant loan repayments               122                   -             -             122
                                        ---------           ---------      --------       ---------
                                           12,884              25,347         6,897          11,890
                                        ---------           ---------      --------       ---------
       Total additions                     14,389              28,123         6,770          13,095
                                        ---------           ---------      --------       ---------
Deductions:
    Participant loan withdrawals            2,948                   -             -           2,985
    Participant loan origination fees           2                   -             -               2
                                        ---------           ---------      --------       ---------
       Total deductions                     2,950                   -             -           2,987
                                        ---------           ---------      --------       ---------
Net increase (decrease) prior
    to interfund transfers                 11,439              28,123         6,770          10,108
Interfund transfers                             -                   -             -            (899)
                                        ---------           ---------      --------       ---------
Net increase (decrease)                    11,439              28,123         6,770           9,209
                                        ---------           ---------      --------       ---------
Net assets available for benefits:
    Beginning of period                         -                   -             -               -
                                        ---------           ---------      --------       ---------
    End of period                       $  11,439           $  28,123       $ 6,770       $   9,209
                                        =========           =========      ========       =========

Qualicon
Retirment and Savings Plan
Notes to Financial Statements
December 31, 1998

------------------------------------------------------------------------------------------------------------------------------------

6.   Changes in Net Assets Available for Benefits by Investment Fund - (continued)

     The allocation of changes in net assets available for benefits for the period from June 1, 1998 (Plan Inception) to December
31, 1998 is as follows:

                                                                           Fund Information
                                             ---------------------------------------------------------------------------------------
                                               Franklin                                            Fidelity
                                                Balance      Templeton   Fidelity                   Equity     Franklin        Mfs
                                                 Sheet        Foreign    Magellan      Fidelity     Income     Custody      Research
                                                 Fund           Fund       Fund          Fund        Fund        Fund         Fund
Additions:
Investment Income:
    Interest and dividend income             $      403      $      86  $    226      $      69   $      89    $     14    $      32
    Net appreciation (depreciation)
       in fair value of investments                (384)           (63)    1,759            430         254          49           71
                                             ----------      ---------  ---------     ---------   ---------    --------    ---------
                                                     19             23     1,985            499         343          63          103
                                             ----------      ---------  ---------     ---------   ---------    --------    ---------
Contributions:
    Employer                                        835            390     1,590          1,464         496         186          283
    Employee                                     10,666          1,916    10,682          2,476       1,677         699          604
    Participant loan repayments                     122              -         -              -           -           -            -
                                             ----------      ---------  ---------     ---------   ---------    --------    ---------
                                                 11,623          2,306    12,272          3,940       2,173         885          887
                                             ----------      ---------  ---------     ---------   ---------    --------    ---------
       Total additions                           11,642          2,329    14,257          4,439       2,516         948          990
                                             ----------      ---------  ---------     ---------   ---------    --------    ---------
DEDUCTIONS:
    Participant loan withdrawals                  3,028              -         -              -           -           -            -
    Participant loan origination fees                 2              -         -              -           -           -            -
                                             ----------      ---------  ---------     ---------   ---------    --------    ---------
       Total deductions                           3,030              -         -              -           -           -            -
                                             ----------      ---------  ---------     ---------   ---------    --------    ---------
Net increase (decrease) prior
   to interfund transfers                         8,612          2,329    14,257          4,439       2,516         948          990
Interfund transfers                                   -              -         -              -           -           -            -
                                             ----------      ---------  ---------     ---------   ---------    --------    ---------
Net increase (decrease)                           8,612          2,329    14,257          4,439       2,516         948          990
                                             ----------      ---------  ---------     ---------   ---------    --------    ---------
Net assets available for benefits:
    Beginning of period                               -              -         -              -           -           -            -
                                             ----------      ---------  ---------     ---------   ---------    --------    ---------
    End of period                            $    8,612      $   2,329  $ 14,257      $   4,439   $   2,516    $    948    $     990
                                             ----------      ---------  ---------     ---------   ---------    --------    ---------
                                                                 Fund Information
                                             ---------------------------------------------
                                             Merrill Lynch    Merrill Lynch     Aggressive
                                                Capital        Basic Value        Asset
                                                 Fund              Fund         Allocation
                                                Class A          Class A         Portfolio
Additions:
Investment Income:
    Interest and dividend income               $        11      $       130     $       62
    Net appreciation (depreciation)                     12              165            344
       in fair value of investments
                                             -------------    -------------     ----------
                                                        23              295            406
                                             -------------    -------------     ----------
Contributions:
    Employer                                           155            1,470            308
    Employee                                           362            4,183          7,801
    Participant loan repayments                          -                -            122
                                             -------------    -------------     ----------
                                                       517            5,653          8,231
                                             -------------    -------------     ----------
       Total additions                                 540            5,948          8,637
                                             -------------    -------------     ----------
DEDUCTIONS:
    Participant loan withdrawals                         -                -          2,984
    Participant loan origination fees                    -                -              2
                                             -------------    -------------     ----------
       Total deductions                                  -                -          2,986
                                             -------------    -------------     ----------
Net increase (decrease) prior
   to interfund transfers                              540            5,948          5,651
Interfund transfers                                      -                -          (482)
                                             -------------    -------------     ----------
Net increase (decrease)                                540            5,948          5,169
                                             -------------    -------------     ----------
Net assets available for benefits:
    Beginning of period                                  -                -              -
                                             -------------    -------------     ----------
    End of period                              $       540      $     5,948     $    5,169
                                             -------------    -------------     ----------

                     Qualicon Retirement and Savings Plan
                         Notes to Financial Statements
                               December 31, 1998

6.  Changes in Net Assets Available for Benefits by Investment Fund -
    (Continued)

     The allocation of changes in net assets available for benefits for the period from June 1, 1998 (Plan Inception) to December 31, 1998 is as follows:

                                                                         Fund Information
                                      ------------------------------------------------------------------------------------------
                                      Merrill Lynch Conservative     Barclays    Merrill Lynch Merrill Lynch           Dupont
                                      International     Asset       3-Way Asset     Small        Equity                Stable
                                          Stock       Allocation     Allocation    Company       Index      Dupont     Value
                                          Index       Portfolio       Fund        Index Fund     Tier 6      Stock      Fund
ADDITIONS:
Investment Income:
    Interest and dividend income      $       -     $      -       $      -       $      -     $       2    $   260   $       3
    Net appreciation (depreciation)
       in fair value of
    investments                              34           19            114             31           970     (4,502)        310
                                      ---------     --------        -------       --------     ---------    -------   ---------
                                             34           19            114             31           972     (4,242)        313
                                      ---------     --------        -------       --------     ---------    -------   ---------
Contributions:
    Employer                                226          104            205            113         3,990      11,420      4,528
    Employee                                302          347          1,032            302         4,519      36,761     15,643
    Participant loan repayments               -            -              -              -             -           -          -
                                      ---------     --------        -------       --------     ---------    --------  ---------
                                            528          451          1,237            415         8,509      48,181     20,171
                                      ---------     --------        -------       --------     ---------    --------  ---------
       Total additions                      562          470          1,351            446         9,481      43,939     20,484
                                      ---------     --------        -------       --------     ---------    --------  ---------
Deductions:
    Participant loan withdrawals              -            -              -              -             -           -          -
    Participant loan origination fees         -            -              -              -             -           -          -
                                      ---------     --------        -------       --------     ---------    --------  ---------
       Total deductions                       -            -              -              -             -           -          -
                                      ---------     --------        -------       --------     ---------    --------  ---------
Net increase (decrease) prior
   to interfund transfers                   562          470          1,351            446         9,481      43,939     20,484
Interfund transfers                           -            -              -              -           899           -          -
                                      ---------     --------        -------       --------     ---------    --------  ---------
Net increase (decrease)                     562          470          1,351            446        10,380      43,939     20,484
                                      ---------     --------        -------       --------     ---------    --------  ---------
Net assets available for benefits:
    Beginning of period                       -            -              -              -             -           -          -
                                      ---------     --------        -------       --------     ---------    --------  ---------
    End of period                     $     562     $    470       $  1,351       $    446     $  10,380    $ 43,939  $  20,484
                                      =========     ========        =======       ========     =========    ========  =========

                                             Fund Information
                                        --------------------------
                                        Participant
                                          Loans           Total
ADDITIONS:
Investment Income:
    Interest and dividend income        $        -       $  4,006
    Net appreciation (depreciation)
       in fair value of investments              -          4,382
                                        ----------       --------
                                                 -          8,388
                                        ----------       --------
Contributions:
    Employer                                     -         38,256
    Employee                                     -        171,627
    Participant loan repayments              (610)              -
                                        ---------        --------
                                             (610)        209,883
                                        ---------        --------
       Total additions                       (610)        218,271
                                        ---------        --------
Deductions:
    Participant loan withdrawals          (14,957)              -
    Participant loan origination fees           -              10
                                        ---------        --------
       Total deductions                   (14,957)             10
                                        ---------        --------
Net increase (decrease) prior
   to interfund transfers                  14,347         218,261
Interfund transfers                             -               -
                                        ---------        --------
Net increase (decrease)                 $  14,347        $218,261
                                        ---------        --------
Net assets available for benefits:
    Beginning of period                         -               -
                                        ---------        --------
    End of period                        $ 14,347       $ 218,261
                                        =========        ========

                                                                       Exhibit 1
Qualicon
Retirement and Savings Plan
Schedule of Assets Held for Investment Purposes
Form 5500, Line 27a
As of December 31, 1998

-----------------------------------------------------------------------------------------------------------------------
                                                                                                             Current
                   Identity of Issue                   Description of Investment                Cost          Value
                   -----------------                   --------------------------               ----          -----
    Fidelity Low Priced Stock Fund                   Registered Investment Company               $ 7,144       $ 7,295
    Franklin Small Cap Growth Fund Class I           Registered Investment Company                 6,304         6,868
    Janus Enterprise Fund                            Registered Investment Company                 1,082         1,205
    Janus Mercury Fund                               Registered Investment Company                 1,901         2,210
    Hotchkis & Wiley International Fund              Registered Investment Company                 2,873         2,912
    Templeton Growth Fund                            Registered Investment Company                 2,076         1,940
    AIM Value Fund                                   Registered Investment Company                 9,683        10,595
    Fidelity Growth & Income Fund Class A            Registered Investment Company                21,771        23,938
*   Merrill Lynch Growth Fund Class A                Registered Investment Company                 5,967         5,784
    AIM Equity Constellation Fund                    Registered Investment Company                 7,622         8,552
    Franklin Balance Sheet Fund                      Registered Investment Company                 8,223         7,849
    Templeton Foreign Fund                           Registered Investment Company                 1,727         1,664
    Fidelity Magellan Fund                           Registered Investment Company                10,934        12,693
    Fidelity Fund                                    Registered Investment Company                 3,430         3,860
    Fidelity Equity Income Fund                      Registered Investment Company                 2,151         2,405
    Franklin CustodyFund                             Registered Investment Company                   772           821
    MFS Research Fund                                Registered Investment Company                   792           864
*   Merrill Lynch Capital Fund Class A               Registered Investment Company                   453           465
*   Merrill Lynch Value Fund Class A                 Registered Investment Company                 4,963         5,128
*   Merrill Lynch International Stock Index          Common/Collective Trusts                        454           487
    Barclays 3-Way Asset Allocation Fund             Common/Collective Trusts                      1,054         1,168
*   Merrill Lynch Small Company Index Fund           Common/Collective Trusts                        356           387
*   Merrill Lynch Equity Index Tier 6                Common/Collective Trusts                      8,114         9,084
*   DuPont Stock                                     Company Stock                                41,286        36,784
    DuPont Stable Value Fund                         Pooled Investment                            17,353        17,663
    Aggressive Asset Allocation Portfolio            Pooled Investment                             4,587         4,945
    Conservative Asset Allocation Portfolio          Pooled Investment                               386           405
    Participant Loans                                8.25%                                                      14,347
                                                                                                           ------------
                                                                                                             $ 192,318
                                                                                                           ------------

*   Party-in-Interest

                                                                      Exhibit ll
Qualicon
Retirement and Savings Plan
Schedule of Reportable Transactions*
Form 5500, Line 27d
For the Period From June 1, 1998 (Plan Inception) to December 31, 1998

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                  Historical   Current Value
                                                                                                    Cost of      of Asset on
                     Identity of                                          Purchase     Selling      Assets      Transaction    Net
                   Party Involved              Description of Asset         Price       Price        Sold          Date        Gain
                   --------------              --------------------         -----       -----        ----          ----        ----
DuPont Stock                                 Company Stock                 $ 41,286                            $  41,286
Aggressive Asset Allocation Portfolio        Pooled Investment                8,069                                8,069
Aggressive Asset Allocation Portfolio        Pooled Investment                         $ 3,468    $ 3,475          3,468       $ (7)
Conservative Asset Allocation Portfolio      Pooled Investment                  386                                  386
Barclays 3-Way Asset Allocation Fund         Common/Collective Trusts         1,054                                1,054
Merrill Lynch Small Company Index Fund       Common/Collective Trusts           356                                  356
Merrill Lynch Equity Index Tier 6            Common/Collective Trusts         8,114                                8,114
Merrill Lynch International Stock Index      Common/Collective Trusts           454                                  454
DuPont Stable Value Fund                     Pooled Investment               17,353                               17,353
Fidelity Low Priced Stock Fund               Registered Investment Company    7,144                                7,144
Franklin Small Cap Growth Fund Class I       Registered Investment Company    9,344                                9,344
Franklin Small Cap Growth Fund Class I       Registered Investment Company               3,014      3,017          3,014         (3)
Janus Enterprise Fund                        Registered Investment Company    1,082                                1,082
Janus Mercury Fund                           Registered Investment Company    1,901                                1,091
Hotchkis & Wiley International Fund          Registered Investment Company    2,873                                2,873
Templeton Growth Fund                        Registered Investment Company    2,076                                2,076
AIM Value Fund                               Registered Investment Company   12,714                               12,714
AIM Value Fund                               Registered Investment Company               2,950      3,017          2,950        (67)
Fidelity Growth & Income Fund Class A        Registered Investment Company   21,771                               21,771

                                                                      Exhibit 1l
Qualicon
Retirement and Savings Plan
Schedule of Reportable Transactions* - continued
Form 5500, Line 27d
For the Period From June 1, 1998 (Plan Inception) to December 31, 1998

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Historical   Current Value
                                                                                                    Cost of      of Asset on
             Identity of                                                  Purchase     Selling      Assets      Transaction    Net
            Party Involved                     Description of Asset        Price        Price        Sold          Date        Gain
            --------------                     --------------------        ----         -----        ----          ----        ----
Merrill Lynch Growth Fund Class A        Registered Investment Company     5,967                                    5,967
AIM Equity Constellation Fund            Registered Investment Company    11,508                                   11,508
AIM Equity Constellation Fund            Registered Investment Company                  3,886        3,885          3,886        1
Franklin Balance Sheet Fund              Registered Investment Company    11,262                                   11,262
Franklin Balance Sheet Fund              Registered Investment Company                  3,030        3,017          3,030       13
Templeton Foreign Fund                   Registered Investment Company     1,727                                    1,727
Fidelity Magellan Fund                   Registered Investment Company    10,934                                   10,934
Fidelity Fund                            Registered Investment Company     3,430                                    3,430
Fidelity Equity Income Fund              Registered Investment Company     2,151                                    2,151
Franklin Custody Fund                    Registered Investment Company       772                                      772
MFS Research Fund                        Registered Investment Company       792                                      792
Merrill Lynch Capital Fund Class A       Registered Investment Company       453                                      453
Merrill Lynch Value Fund Class A         Registered Investment Company     4,963                                    4,963

* (Series of transactions in excess of 5% of the current value of the Plan's assets as of June 1, 1998 (Plan Inception) as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.)